UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C. 20549

                           SCHEDULE 13D

           Under the Securities Exchange Act of 1934
                      (Amendment No. 1)*

                     RYERSON TULL , INC.
                         (Name of Issuer)
                   Class A Common Stock
                (Title of Class of Securities)
                          783755101
                        (CUSIP Number)

                         Alan M. Stark
                        80 Main Street
                 West Orange, New Jersey 07052
                       (973)325-8660
(Name Address, and Telephone Number of Person Authorized to
Receive Notices and Communications)

                       February 23, 1998
                 (Date of Event which Requires Filing of this Statement)

If this filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule
13d-1(b)(3) or (4) check the following box [ ].


Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         SCHEDULE 13D


CUSIP No.   783755101
_______________________________________________________________
               1)   Names of Reporting Person S.S. or I.R.S.
          Identification No. of Above Person

           MYRON M. KAPLAN
           S.S. No. ###-##-####
 _______________________________________________________________
               2) Check the Appropriate Box if a Member of a Group (See Instructions)
                                                       (a) [ ]
                                                       (b) [ ]
_______________________________________________________________
     3)   SEC Use Only
_______________________________________________________________
     4)   Source of Funds:
            N/A
________________________________________________________________
               5)   Check if Disclosure of Legal Proceedings is Required
          Pursuant to Items 2(d) or 2(e). . . . . . . . . . . .

          NOT APPLICABLE
________________________________________________________________
               6)   Citizenship or place of Organization:
          UNITED STATES
________________________________________________________________
                                   (7)  Sole voting Power
Number of              None
Shares Bene-
                    ficially       (8)  Shared Voting Power
                    owned by               None
Each Report-
                    ing Person     (9)  Sole Dispositive Power
With                   None


                                   (10) Shared Dispositive Power
                       None
____________________________________________________________
               11)  Aggregate Amount Beneficially Owned by Each Reporting
          Person:      None
________________________________________________________________
               12)  Check if the Aggregate Amount in Row (11)
                    N/A
________________________________________________________________
               13)  Percent of Class Represented by Amount in Box (11):
                    0.00%
________________________________________________________________
               14)  Type of Reporting Person
               I N

Item 1.   Security and Issuer.

          This Amendment No. 1 to Schedule 13D is being filed on the Class A Common Stock of Ryerson Tull, Inc. (the "Issuer") by Myron M. Kaplan ("Kaplan") to amend the Schedule 13D (the "Schedule 13D") originally filed on February 19, 1999. It is being filed because the Issuer was acquired and merged (the "Merger") into Inland Steel Industries, Inc. on February 23, 1999, and Kaplan ceased to be the beneficial owner of five (5%) percent or more of the Shares upon the consummation of the Merger.
Item 3.  Source and Amount of Funds or Other Consideration.
          As a result of the Merger, Kaplan ceased to be the beneficial owner of five (5%) percent or more of the Shares upon the consummation of the Merger.
Item 5.   Interest in Securities of the Issuer.
          As a result of the Merger, Kaplan ceased to be the beneficial owner of five (5%) percent or more of the Shares upon the consummation of the Merger.
          The following table details the transactions by Kaplan in Shares of Common Stock since the filing of the
Schedule 13D and through the date of the Merger. All such transactions were open market purchases.

            Date of           Number of Shares    Price Per
          Transaction            Purchased          Share
          02/22/99             11,000             $ 9.31
          02/25/99              2,000               9.87
          02/25/99              2,200               9.56
          02/25/99                100               9.43
          02/25/99                700              10.06
          02/25/99                700               9.18




Item 7.   Material to be Filed as Exhibits.
          There is no material to be filed as Exhibits.

                              Signature
          After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.


Dated: March 4, 1999


/s/ Myron M. Kaplan
MYRON M. KAPLAN


ATTENTION:  INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT
CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).